                                                                     EXHIBIT 2.1

-----------------------------------------------
In the Matter of the Amended Plan of Conversion            OPINION
  Pursuant to Chapter One of the Laws of 2002
                                                             AND
                    of
                                                           DECISION
     EMPIRE HEALTHCHOICE, INC. d/b/a
    EMPIRE BLUE CROSS AND BLUE SHIELD

----------------------------------------------

         Empire HealthChoice, Inc. d/b/a Empire Blue Cross and Blue Shield ("Old Empire" and, together with its subsidiaries, "Empire"), a not-for-profit corporation, is licensed as a not-for-profit health service corporation under
Article 43 of the New York State Insurance Law ("Insurance Law") and holds a certificate of authority to operate a line of business of health maintenance organization ("HMO") under Article 44 of the New York State Public Health Law ("PHL"). Empire provides a wide variety of health insurance and HMO products to groups and individuals. Empire also has contracted with the Centers for Medicare and Medicaid Services ("CMS") to provide fiscal intermediary services for the Medicare Part A program and carrier services for the Medicare Part B program.

 I.  SUMMARY OF THE TRANSACTION

         In 1999, Old Empire submitted a Plan of Restructuring to the New York State Department of Insurance (the "Department"), which was the subject of the Opinion and Decision issued by the Superintendent of the Department (the "Superintendent") on December 29, 1999 (the "1999 Opinion and Decision"). However, Old Empire did not pursue the restructuring. In 2002, Chapter One of the Laws of 2002 (the "Legislation") was enacted to amend various provisions of the PHL, New York State Social Services Law, and New York State Tax Law to address the Health Care Reform Act of 2000; and to amend the Insurance Law to establish the procedure for converting a not-for-profit corporation such as Old Empire to a for-profit insurer and distributing ninety-five percent (95%) of the fair market value of the converted corporation into a "Public Asset Fund" and five percent (5%) of the fair market value of the converted corporation into a charitable organization.

         Specifically, the Legislation provides that an "article forty-three corporation which was the subject of an initial opinion and decision issued by the Superintendent of Insurance on or before [December 31, 1999], as the same may be amended, may be converted into a [for-profit] corporation" by submitting a proposed plan of conversion to the Superintendent for approval. N.Y. Ins. Law
(S) 7317(a)(l) (McKinney 2002). The proposed plan is to include all items and address all issues as may be required by the Superintendent in order for the Superintendent to assure that the conversion process will not adversely affect the applicant's contractholders or members; that it will protect the interests of and will not negatively impact on the delivery of health care benefits and services to the people of the State of New York; and that it results in the fair, equitable and convenient winding down of the business and affairs of the applicant. N.Y. Ins. Law (S) 7317(b).

         Pursuant to the Legislation, on June 18, 2002, the Board of Old Empire filed an Amended Plan of Conversion, as further amended and re-filed with the Department on September 26, 2002 ("2002 Plan"). The 2002 Plan provides for a series of transactions to be executed substantially contemporaneously, resulting in the conversion of Old Empire into a for-profit, publicly traded holding company, which will in turn own the new Article 42 for-profit accident and health insurer (referred to herein as "New Empire") which will in turn own an
Article 44 HMO (the "Conversion").

II.  HISTORY OF EMPIRE

        1. Empire's original corporate predecessors were (i) Associated Hospital Service of New York ("AHS"), a non-profit membership corporation formed in 1934 with the purpose of securing a broad base of financial support for hospitals by offering groups of employed individuals an affordable program to help pay the costs of hospitalization, and (ii) United Medical Service of New York ("UMS"), a non-profit corporation formed in 1944 to provide coverage for physician bills through a pre-paid medical care plan. AHS and UMS were formed at a time when the effects of the Great Depression had severely affected hospital finances, and when commercial insurers did not offer health coverage because they did not believe it could be profitable. Both companies were controlled by their respective provider groups: AHS by its hospital members and UMS by its medical society members. AHS received a license to operate under the "Blue Cross" name and logo while UMS received a license to use the "Blue Shield" name and logo.

        2. AHS initially offered insurance to workers in group plans and then later expanded this insurance to cover their families. Gradually, encouraged by its initial underwriting success, AHS expanded coverage to include individuals who were not part of a group. Over time, as AHS's finances became more certain, it allowed an "open enrollment" policy under which groups and individuals could purchase coverage irrespective of their past medical history or potential medical claims. AHS also used a "community-rating" system in which all of its subscribers would be charged standard rates regardless of their individual medical condition or risk.

        3. The role of the Blue Cross/Blue Shield plans in providing wide access to health care coverage was encouraged by the Internal Revenue Service which, in the mid-1930s, exempted all income of the plans from federal tax because it determined that they were social welfare organizations exempt from such taxation under I.R.C.
(S) 50l(c)(4) (2002).

         4. Although AHS enjoyed enormous membership growth in its early years, it soon experienced severe financial losses due to increased utilization of hospital services, and the high costs of its open-enrollment and community-rating policies. Beginning in 1939, AHS undertook extensive cost-cutting measures by: reducing rates paid to its member hospitals by twenty-five percent; terminating coverage for tens of thousands of non-group individual subscribers; adopting strict underwriting guidelines resembling those used by commercial insurers that included putting strict limits on group enrollments; requiring non-group subscribers to pay more than group subscribers; eliminating maternity benefits for non-group subscribers and reducing maternity benefits for group subscribers; and limiting coverage for surgery, radiology and laboratory services. Thus, within its first six years of existence, the community benefit provided by the AHS model was scaled back.

         5. With the coming of World War II, fringe benefits such as health insurance were exempted from wage freezes. As a result, the memberships of AHS and other Blue Cross plans continued their rapid growth. As unions grew in the post-war period, they added health coverage to many more employees' benefits and they chose Blue Cross because of the unions' preference for Blue Cross's pre-paid service concept over the indemnity-based coverage offered by commercial insurers. As AHS's costs climbed, it applied to the Department for larger premium increases. In the 1950s, as a result of pressure from unions and employers, AHS was forced to offer experience rating/1/ because these groups were not willing to subsidize higher-risk



---------------------
/1/ The practice of basing premiums for an insured group upon the group's actual utilization of services.

populations. In addition, AHS was faced with pressure from commercial insurers who, through experience rating, were offering lower premiums to healthier groups and individuals.

               6. As hospital costs continued to rise throughout the 1950s and 1960s, AHS continued to seek premium increases. These increases ultimately prompted the New York State Legislature (the "Legislature"), in 1970, to impose cost controls that allowed AHS and other Blue Cross entities, unlike commercial insurers, to pay hospitals based upon the hospitals' costs rather than the hospitals' charges. As a result, rates paid to hospitals by commercial insurers were as much as thirty percent (30%) higher than the rates paid by AHS and other Blue Cross entities.

               7. The creation of the Medicare program in 1965 offered new opportunities for health insurers by allowing them to become carriers and fiscal intermediaries for the new program. At the urging of its member hospitals, AHS became the fiscal intermediary for Medicare Part A in the greater New York area. UMS became the carrier for Medicare Part B. These businesses extended beyond mere claims processing to include, among other things, specifying providers' accounting principles, cost definitions, and cost allocations. The alliance with Medicare moved AHS and UMS yet another step away from their original mission by leading to the development of a sizable and profitable fiscal intermediary practice involved in activities completely unrelated to underwriting insurance. More importantly, Medicare also shifted the high-cost burden of paying for health care for older subscribers to the federal government.

               8. While AHS experienced continued fiscal difficulties, UMS remained profitable through its use of a variety of experience-rated indemnity contracts that transferred the risks of rising physician charges to subscribers. However, in the late 1960s, UMS encountered problems in the administration of a contract entered into with New York City to provide medical insurance to its workers. Following that incident, UMS experienced a drastic loss of reserves that brought it to the point of insolvency.

         9. In 1974, at the urging of the Department, AHS and UMS, which had always engaged in joint marketing of their products, were consolidated to form Blue Cross and Blue Shield of Greater New York, the predecessor company to Old Empire ("BCBSGNY").

         10. In 1983, the Leqislature enacted the New York Prospective Hospital Reimbursement Methodology ("NYPHRM"), a new system of cost controls and rate-setting for hospitals that replaced the regulatory system established by the Legislature in 1970. Under NYPHRM, patients were not charged for the actual costs of their care. Instead, charges were based on the average cost of treating similar medical problems. Once again, the Legislature provided a rate advantage to BCBSGNY as commercial insurers were required under this system to pay a fixed surcharge over the rate paid by BCBSGNY and other Blue Cross plans.

         11. In this new environment, Old Empire argued that, without the differential, it could not afford to continue its open-enrollment and community rating policies and that it would be forced to act like a commercial insurer and only insure "good" risks.

         12. Over time, however, the Legislature reduced the amount of the rare surcharge paid to BCBSGNY. As a result of this change in reimbursement methodology the difference between rates paid to hospitals by commercial insurers and rates paid to hospitals by Blue Cross plans declined considerably during the 1980s and 1990s.

         13. In 1985, BCBSGNY merged with Blue Cross of Northeastern New York, Inc. to form Empire Blue Cross and Blue Shield or Old Empire -- a strategic move that consolidated these two major plans into the largest health insurer in New York.

         14. However, in 1985, the newly formed company, Old Empire, also faced additional losses of government subsidies when the United States General Accounting Office issued a report concluding that the underwriting practices of Blue Cross plans were similar to commercial underwriters of health insurance./2/ The United States Congress reacted to this report in 1986 by revoking the more than sixty-year-old tax exemption for all Blue Cross plans./3/ Congress replaced the blanket tax exemption with a partial exemption for which only those plans engaged in charitable or quasi-charitable purposes were eligible. 26 U.S.C.(S) 833 (1994).

           15. Despite these losses of government rate subsidies and tax exemptions, Old Empire, pursuant to a 1988 agreement with the Department, expanded its offerings of open-enrollment and community-rated products to include a comprehensive indemnity medical policy offered to individuals. Continuing to provide individual and small group products on an open-enrollment, community-rated basis, however, prevented Old Empire, which was known as "the insurer of last resort," from matching the lower premiums offered by health insurers using experience-rating with select groups of healthy individuals.
This significant competitive disadvantage, coupled with the losses of government subsidies and tax exemptions, served to deepen Old Empire's fiscal difficulties.

         16. In the early 1990s, Old Empire also experienced significant financial losses as a result of management difficulties, inadequate rates, high administrative expenses, and fraudulent practices. Underwriting losses totaled $216.6 million in 1991 and $238 million in 1992. 2002 Plan Appendix C, p.4.

         17. With the rapid growth of HMOs in the 1990s, Old Empire quickly began losing subscribers to managed care plans such as Oxford, U.S. Healthcare and others which, as limited-network plans, could negotiate lower provider payment rates and could offer consumers

------------------

/2/ General Accounting Office, Comparison of Blue Cross and Blue Shield Plans with Commercial Insurers, GAO/HRD-86-110 (1986).

/3/ Tax Reform Act of 1986, Pub. L. No.99-514,(S) 1012, 100 Stat. 2085,
    2394 (1986).

a lower-priced alternative to Old Empire's indemnity policies. In response to these new competitive pressures, Old Empire expanded its own health maintenance organization and began offering managed care products as a way to maintain its subscriber base.

         18. In 1992, the Legislature enacted a law, effective April 1993, requiring commercial insurers and HMOs in the small group market to community rate their products. 1992 N:Y. Laws 501. This law also included a "risk adjustment" process which evaluated the different populations covered by the for-profit and not-for-profit insurers and HMOs and required that funds be transferred among these insurers and HMOs in order to eliminate financial disparities resulting from differences in the populations enrolled. In 1995, the Legislature enacted legislation requiring all HMOs to provide policies to individuals on an open-enrollment/community-rated basis. And, effective January 1, 1997, the Legislature removed the hospital differential between Insurance Law
Article 43 not-for-profit and commercial insurers established under NYPHRM.
1996 N.Y. Laws 639. Through this series of measures, the Legislature eliminated the major distinctions between Old Empire and its commercial counterparts by extending to HMOs and commercial health insurers Old Empire's traditional practice of affording broad access to health insurance. At this time, Old Empire also discontinued its offering of a comprehensive indemnity product to the high-risk individual market.

         19. Between 1986 and 1995, Old Empire was faced with increased competition from commercial insurers, the encroachment onto its subscriber base by managed care plans, its history of being one of the few insurers offering individuals open-enrollment and community-rated products, the elimination of the aforementioned government-conferred advantages, and problems with its own mismanagement. As a result, Old Empire experienced over $800 million in net operating losses and saw its subscriber base drop from a high of nearly

10 million subscribers to less than five million subscribers between 1986 and 1995. 2002 Plan, p. 9. During this period of financial decline, Old Empire was barely able to maintain its financial solvency through premium increases, cost-cutting and investment income.

         20. After exploring options to improve its competitiveness, Old Empire filed a Plan of Restructuring with the Department on July 29, 1999, which was subsequently revised to reflect the issues raised at the public hearings held with respect thereto and re-filed on November 11, 1999 (the "1999 Plan"). The 1999 Plan sought authorization to restructure as a for-profit entity by transferring Old Empire's insurance, HMO, other businesses, assets and liabilities to a for-profit Article 42 accident and health insurance company and an Article 44 for-profit HMO. Although the Superintendent issued an Opinion and Decision on December 29, 1999 approving, with modification, the 1999 Plan, Old Empire did not pursue the restructuring.

         21. Today, Old Empire provides insurance coverage for approximately 3.3 million persons, with approximately $5 billion in annual gross premium revenue. After a long period of reported losses, Old Empire began experiencing underwriting gains in the fourth quarter of 1998 and, as of June 30, 2002, had a statutory surplus of $706.8 million.

         22. According to the 2002 Plan, since the mid-1990s, Empire has improved administrative efficiencies, invested significantly in improving its managed care products, and reconstituted its management, thereby becoming more profitable. However, every part of the health care market is consolidating - from individual providers, to hospitals, to insurers. These larger organizations achieve greater economies of scale, and those that are publicly traded have more flexibility in funding acquisitions. While Empire's managed care membership has increased, its total subscriber base is less than half of what it was in 1986.

         23. Through Empire's sixty-five years of existence, many changes have occurred in the law, in the health care industry, and in the various roles Empire has played in the health insurance marketplace. Empire has evolved into an organization whose businesses and purposes are far removed from the non-profit cooperative payment plan envisioned by its founders as providing a broad base of financial support for hospitals and physicians. Even its unique role in recent decades as the health insurer of last resort, assuring access to health care to a broad range of individuals who would not otherwise be able to obtain coverage, has disappeared with the expansion of community-rating and the mandate that HMOs open-enroll individuals. In addition, New York State has adopted several innovative programs that provide coverage to otherwise uninsured adults and children-the Child Health Plus, Family Health Plus, and Healthy New York programs.

III.   OLD EMPIRE'S REASONS FOR CONVERTING

            24. Even with its recent financial stabilization, Old Empire believes that its current structure has left it without sufficient access to capital to compete effectively in New York's health care marketplace.

            25. In order to compete with the large commercial insurers, Old Empire has determined that it will need to: (a) make substantial capital improvements to its infrastructure, including improving its operating systems, implementing systems that contribute to improving the quality of care delivered, and increasing access to electronic claims and medical records; (b) develop new product offerings and new lines of business in order to expand its customer base; and (c) make acquisitions that will allow it to expand its customer base while also affording it economies of scale. Old Empire also desires to increase its focus on customer satisfaction by investing in systems that will lead to improvements in handling customer inquiries and processing claims.

            26. Further, as an insurer with an Article 43 license, Old Empire is subject to a statutory and regulatory scheme that places limitations on the lines of business in which it can engage. Old Empire's permitted subsidiaries are limited to entities involved in health insurance management or information services and claims administration functions. This restriction further impedes its ability to grow and attract capital. In addition, Old Empire is subject to limitations and requirements to which its for-profit competitors are not subject, such as limitations on ownership of real property, and board composition, as well as additional government oversight.

         27. In addition to the proposed Conversion, Old Empire has explored several alternatives to raise capital, including the use of debt financing; the issuance of preferred stock; and a merger with or acquisition by another insurer. 2002 Plan, Exhibit E. Under national Blue Cross/Blue Shield Association ("BCBSA") rules, only a limited number of potential acquirers could take over Old Empire while still enabling it to maintain its franchise as a Blue Cross and Blue Shield plan. On the other hand, if that franchise were lost, Old Empire has calculated that it could stand to lose between twenty-five percent (25%) and fifty percent (50%) of its corporate membership, since many of its contracts require that health insurance be provided by a Blue Cross and Blue Shield plan. 2002 Plan, p. 12. None of these options were deemed to be desirable by the Board of Old Empire.

IV. THE LEGISLATION

         28. As discussed earlier, the New York State Legislature enacted the Legislation (Chapter One of the Laws of 2002) which, as detailed below, authorizes Old Empire's proposed conversion. The conversion process described in the Legislation applies to "an article forty-three corporation which was the subject of an initial opinion and decision issued by the Superintendent on or before [December 31, 1991], as the same may be amended, which seeks to convert into a corporation or other entity organized for pecuniary profit or into a for-profit organization of any kind." N.Y. Ins. Law (S) 7317(a)(l) (McKinney
2002). The
described corporation (Old Empire) is required to file a proposed plan of conversion with the Superintendent for his approval pursuant to Section 7317 of the Insurance Law.

         29. The types of transactions contemplated by Section 7317 include, among others, "any transaction the effect of which is to change the status, orientation or operation of the applicant from a not-for-profit organization to a for-profit organization", subject to the Superintendent's approval. N.Y. Ins. Law (S)(S) 7317(a)(1) and (2). These transactions include:

             (a) Any sale, lease, transfer, exchange, option, conveyance, gift, joint venture, merger, consolidation or disposition of all or a material portion of the assets of the applicant over a period of five years;

             (b) Any transfer of control, responsibility or governance over all or substantially all of the assets of the applicant; or

             (c) Continuation of the corporate existence of the applicant by reconstituting the corporate form of the applicant from a not-for-profit corporation to a business corporation by the filing of a restated certificate of incorporation regardless of whether such changes occur in one transaction or in a series of transactions.

N.Y. Ins. Law (S)(S) 7317(a)(2).

         30. The proposed plan of conversion is to include all items and address all issues as may be required by the Superintendent in order for him to assure that the conversion process:

             (a) will not adversely affect the applicant's contractholders or members;

             (b) will protect the interest of, and will not negatively impact on, the delivery of health care benefits and services to the people of the State of New York; and

             (c) will result in the fair, equitable and convenient winding down of the business and affairs of the applicant.

N.Y. Ins. Law (S) 7317(b).

         31. In making his decision to approve a plan, the Superintendent is granted the authority to adopt such rules or regulations or establish such procedures as he or she deems necessary or proper. The Superintendent must be satisfied that a proposed plan addresses certain issues, if applicable, including:

             (a) The transition of contract forms from the not-for-profit corporation to the converted corporation or health maintenance organization, including any related holding companies, subsidiaries or other entities involved in the proposed conversion;

             (b)  Any transfer of assets agreements;

             (c) Any corporate resolutions or authorizations by the board of directors;

             (d)  Any reinsurance agreements;

             (e) An explanation of any transfers of employees, records and equipment;

             (f)  Any management contracts or administrative service agreements;

             (g)  Any guarantee or cross-guarantee agreements;

             (h)  Any trust agreements;

             (i) That the applicant's financial reserves are funded prior to the conversion at the level required by law and provide a detailed description of the financial structure and reserve levels of the converted corporation or organization;

             (j) The governance structure and the character and competence of directors and officers;

             (k) Any administrative agreements among related companies, including fair and equitable terms and reasonable fees;

             (l) A detailed description of any proposed public sale of stock or securities or any initial public offering ("IPO");

             (m) New or revised contract forms together with notices of discontinuance or any other explanation to contractholders of the conversion process;

          (n) A plan for outreach to consumers to explain in simple terms the transaction and the steps, if any, consumers need to take to preserve their coverage;

          (o) Any necessary protections for contractholders to preserve contract form anniversary dates, calculation of deductibles and consistent premiums as part of the contract transfer process; and

          (p) That sufficient safeguards are in place to ensure that the affected community has continued or increased access to health care coverage.

N.Y. Ins. Law (S) 7317(c)(l).

     32. Where the proposed plan provides for any transfer of contract forms, it must explain in detail the method of transfer which will assure uninterrupted coverage for all affected persons, with particular focus on Medicare Supplemental policies and policies subject to Sections 4321 and 4322 of the Insurance Law, policies subject to Chapter 661 of the Laws of 1997, and any other types of coverage designated by the Superintendent. N.Y. Ins. Law (S) 7317(c)(2).

     33. The Legislation provides that the Superintendent may deem sufficient and as meeting all legal requirements any or all portions of the conversion transaction completed by Old Empire which was the subject of an initial opinion and decision issued by the Superintendent on or before December 31, 1999, as the same may be amended. N.Y. Ins. Law (S) 7317(d)(ii).

     34. The Legislation provides that the Department may hire independent financial, health, legal, and other experts and consultants to assist in its review of a proposed plan. N.Y. Ins. Law (S) 7317(j).

     35. After reviewing a proposed plan and prior to issuing any approval, the Superintendent may require that the applicant revise the proposed plan as the Superintendent deems necessary. N.Y. Ins. Law (S) 7317(d)(i). If such revisions include changes that are materially adverse to the interests of policyholders, subscribers, or enrollees, additional public hearings will be held. N.Y. Ins. Law (S) 7317(h). Where the proposed plan involves an IPO, the Superintendent is required to establish a date certain by which such IPO is to occur. N.Y. Ins. Law (S) 7317(d)(i).

     36. If, and to the extent that, a proposed plan of conversion affects an organization certified under Article 44 of the PHL, the Superintendent must solicit the views of the Commissioner of Health. Prior to approving any such proposed plan, the Superintendent must obtain the Commissioner's written consent to those elements of the proposed plan of conversion which are under the Commissioner's jurisdiction with respect to the applicant's certificate of authority under Article 44 of the PHL. N.Y. Ins. Law (S) 7317(d)(i).

     37. As noted earlier, Section 4301(j) of the Insurance Law requires that the "public asset" relating to the conversion be transferred to a fund created pursuant to Section 7317(e) of the Insurance Law (the "Public Asset Fund"). N.Y. Ins. Law (S) 4301(j)(4)(A). The public asset is defined as "assets representing ninety-five percent of the fair market value of the corporation seeking to convert into a corporation organized . . . for pecuniary profit" pursuant to
Section 4301(j)(2) of the New York Insurance Law. N.Y. Ins. Law (S) 4301(j)(3). "Fair market value" is defined, in relevant part, as "one hundred percent of the stock that is transferred, provided that a portion of the shares may be sold in an initial public offering and that the net proceeds shall be transferred, together with the remaining unsold shares, (provided further that additional stock may be sold for fair market value that is transferred to the converted corporation)." N.Y. Ins. Law (S) 7317(l).

     38. The Legislation establishes a Board for the purpose of advising and making decisions with respect to the investment of the Public Asset Fund. N.Y. Ins. Law (S) 4301(j)(4)(B). The Board of the Public Asset Fund will consist of five members, three of whom are appointed by the Governor, one appointed by the temporary President of the Senate, and one appointed by the Speaker of the Assembly. Id.

          39. The Legislation enumerates the powers of the Board with respect to the Public Asset Fund. N.Y. Ins Law (S) 4301(j)(4)(F). Among other things, the Board has the power (a) to direct, in consultation with the Director of the Division of the Budget, the manner in which moneys in the Public Asset Fund are invested so as to maximize the value of the assets; and (b) to direct, in accordance with the direction of the Director of the Division of the Budget, that disbursements be made. Id.

          40. Section 7317 of the Insurance Law also provides for the establishment of a charitable organization to operate as a tax-exempt organization pursuant to Section 501(c)(3) of the Internal Revenue Code (the "Charitable Organization"), for the purpose of receiving the charitable asset. N.Y. Ins. Law (S) 7317(k)(1). The "charitable asset" is defined as "assets representing five percent of the fair market value of the corporation seeking to convert into a corporation or other entity organized for pecuniary profit."
N.Y. Ins. Law (S) 4301(j)(5).

          41. The Charitable Organization is to be governed by a board of directors composed of nine members, three of whom shall be voting members and six of whom shall be non-voting members. Each of the Governor, the temporary President of the Senate, and the Speaker of the Assembly will appoint one voting member and two non-voting members. N.Y. Ins. Law (S) 7317(k)(2).

          42. The mission of the Charitable Organization is to include: (a) expanding access to health care by extending health insurance coverage to state residents who cannot afford to purchase their own coverage or who have coverage that is inadequate to meet their needs; (b) expanding and enhancing access to health care by augmenting and creating health care programs that deliver services to populations that are unable to access health care or that improve public health; and (c) augmenting its other program priorities by supporting programs that inform and educate New Yorkers about public health issues and empower communities to address these issues by becoming more effective at identifying and articulating health care needs and implementing solutions. N.Y. Ins. Law (S) 7317(k)(3).

          43. Pursuant to the Legislation, the provisions of Section 7317 of the Insurance Law are deemed to supercede all otherwise applicable laws and legal requirements. N.Y. Ins. Law (S) 7317(f)(ii). Compliance with Sections 7317 and 4301(j) of the Insurance Law and the use of such funds as provided in Sections 4301(j) and 7317(k) will likewise be deemed to constitute compliance with and shall supercede all such other legal requirements, including, but not limited to, statutory, common law and any other requirements relating to not-for-profit corporations and fiduciary requirements applicable to the board of directors of any company filing a proposed plan. Id.

          44. The Superintendent is to provide in an opinion and decision approving the conversion for the timely transfer of the public asset consistent with the purposes of the Legislation so as to maximize the value of the public asset. N.Y. Ins. Law (S) 7317(e).

          45.  A transaction approved by the Superintendent in accordance with
Section 7317 is to be "deemed for all purposes to be a transaction that is fair and reasonable to an applicant and to promote the purposes of that applicant, and the use for a purpose that is consistent with and as near as may be to the purposes for which the applicant was originally organized and subsequently operated. "N.Y. Ins. Law (S) 7317(f)(ii).

          46. Notwithstanding any other provision of law, the Superintendent's approval of the conversion transaction constitutes final approval of the transaction. No further authorizations or approvals are required. N.Y. Law
(S) 7317(f)(i).

V.  THE PLAN

         47. On June 18, 2002, Old Empire filed an Amended Plan of Conversion with the Department, as further amended and re-filed September 26, 2002 (defined above as the "2002 Plan"), in accordance with the Legislation.

         48. As permitted by the Legislation, the Department hired independent advisors to assist in its review of the 2002 Plan. N.Y. Ins Law (S) 7317(j). The Department was assisted by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), its external financial advisor, in assessing the potential benefit to Empire of having access to the public equity capital markets and in reviewing the conversion and IPO processes. Cadwalader, Wickersham & Taft, the Department's external legal counsel in this matter, also assisted the Department in its review.

         49. According to the 2002 Plan, Old Empire's Board of Directors developed the following goals to guide its decision-making in pursuing the Conversion transaction: (i) access to the capital necessary for Old Empire to compete in today's marketplace; (ii) retention of the use of the BCBSA trademarks; (iii) retention of independence; (iv) a fair resolution to the public asset issue consistent with the Legislation; and (v) maintaining the majority of Empire's operations, including a significant base, within the State of New York 2002 Plan, p. 13. In reviewing its options, the Board determined that the Conversion was the only way Old Empire could achieve its goals. The 2002 Plan, detailed below, describes, among other things, Old Empire's reasons for the Conversion; the legislation that enables the Conversion and establishes the Public Asset Fund and the Charitable Organization; the protections afforded policyholders; and the steps involved in the Conversion transaction.

         50. As proposed in the 2002 Plan and in accordance with the legislation, Old Empire seeks approval to: (a) convert from an Article 43 not-for-profit company into an Article

42 company; (b) cause the stock of Old Empire to be distributed to the Fund and the Charitable Organization, with the Fund holding ninety five (95%) and the Charitable Organization, five percent 5%; (c) convert Old Empire's Article 43 license into an Article 42 license; (d) liquidate Old WellChoice; (e) merge Empire HealthChoice Assurance, Inc. (a New York insurance corporation licensed under Article 42 of the Insurance Law, "Assurance") into converted Old Empire; and (f) transfer certain assets from New Empire (as defined below) to New Empire HMO and New WellChoice. The steps of the proposed plan, described below, will occur substantially contemporaneously, and the date upon which these steps are concluded is the "Conversion Effective Date":

               (a) Conversion. In accordance with the requirements of the Legislation, Old Empire will convert from a not-for-profit, non-stock corporation licensed under Article 43 of the Insurance Law into a for-profit, stock corporation ("Converted Old Empire" which, upon merging with Assurance, will be "New Empire") licensed under Article 42 of the Insurance Law by filing an Amended and Restated Certificate of Incorporation and Charter with the Secretary of State and the Department. The Fund and the Charitable Organization will be issued ninety-five percent (95%) and five percent (5%), respectively, of the stock of Converted Old Empire. The Article 43 license issued to Old Empire will be converted into an Article 42 license issued to Converted Old Empire.

               (b) Formation of New WellChoice. New WellChoice will be organized under the Delaware General Corporation Law as a for-profit

          Delaware corporation and will become the publicly traded holding company for New Empire.

          (c) Formation of New Holding Company. New WellChoice will form Holdings, a wholly owned, for-profit subsidiary, which will serve as a holding company for New WellChoice's regulated and unregulated operations.

          (d) Stock-Transfer. The Fund and the Charitable Organization will transfer their shares of Converted Old Empire to Holdings in exchange for, respectively, ninety-five percent (95%) and five percent (5%) of the stock of New WellChoice.

          (e) Liquidation of Old WellChoice. Old WellChoice, currently a holding company for Old Empire's not-for-profit insurance business and its for-profit insurance HMO business, will be liquidated, with Converted Old Empire receiving all of Old WellChoice's assets and liabilities.

          (f) Merger of Article 42 Company and Old Empire. The existing Article 42 subsidiary of Old Empire, Assurance, will merge into Converted Old Empire. Converted Old Empire will be the surviving corporation, and will take Assurance's name. The surviving corporation, referred to herein as New Empire, will assume the health insurance policies held previously by both Old Empire and Assurance.

          (g) Transfer of Assets. Prior to the Conversion Effective Date, New Empire will transfer to New Empire HMO the reserves relating to the

               Medicare + Choice ("M+C") HMO contracts. All employees and the assets and liabilities required by New WellChoice to perform its obligations will be transferred by New Empire to New WellChoice pursuant to a Transfer Agreement. 2002 Plan, Exhibit J. New WellChoice will provide services to New Empire pursuant to the terms of an Administrative Services Agreement and to New Empire HMO pursuant to the terms of a Management Contract. Finally, New WellChoice will also execute a Tax Allocation Agreement with New Empire, New Empire HMO, and WellChoice Insurance of New Jersey, Inc., a wholly-owned subsidiary of Old Empire operating in New Jersey.

               (h) IPO. An IPO of a portion of the New WellChoice shares will be priced and committed to by the underwriters on the Conversion Effective Date or the next business day. Prior to the IPO, the outstanding common stock of New WellChoice will be owned ninety-five percent (95%) by the Fund and five percent (5%) by the Charitable Organization. The Fund and the Charitable Organization will participate in the IPO in the same respective percentages, with the exception of a small number of shares to be sold by New WellChoice, as described below. Accordingly, the net proceeds of the sale of all such shares sold on the date the IPO closes will be remitted to the Fund and the Charitable Organization. The Fund and the Charitable Organization, along with New WellChoice, have granted the underwriters an option to purchase additional shares of New WellChoice in order to satisfy certain over-allotments of shares (the

                         "Green Shoe Option"). In the event the underwriters exercise the Green Shoe Option, the net proceeds of the sale of the shares of New WellChoice subject to such Green Shoe Option shall be remitted to the Fund, the Charitable Organization and New WellChoice.

                         (i) Dividend. New Empire will pay a dividend of $225 million to New WellChoice, subject to the Department's approval.

                    51. With respect to Empire's existing insurance policies and HMO contracts, the 2002 Plan states, and Empire represents, that "no holder of an Old Empire contract or policy will lose or be at risk of losing their policies or be otherwise adversely affected... All policies and contracts issued by Old Empire will automatically continue in effect following the Conversion without interruption." 2002 Plan, p.14. To effectuate this, the 2002 Plan provides:

                         (a) M+C contracts will be transferred as required by CMS through a novation of Old Empire's M+C contracts to New Empire.

                         (b) Within 60 days of the Conversion Effective Date, New Empire will notify all insurance policyholders -- group and individual contract holders -- of the material terms of the Conversion. With the notice, New Empire will send an amendment setting forth the changes necessitated by the technical differences in the laws governing Old Empire and New Empire. A summary of the amendment, in plain English, will also be included with the notice. Holders of the non M+C HMO were previously notified of the transfer of their policies from the
                         Article 43 entity to the Article 44 HMO.

          (c) Existing policies will be amended so New Empire, rather than Old Empire, will be the party providing coverage, and policyholders and contractholder will maintain their existing coverage of health benefits.

          (d) Old Empire has developed an outreach program to explain the Conversion in simple terms to its customers. Information will be available over the phone, on the internet, and in membership newsletters and notices.

          (e) New Empire will continue the existing Medicare Disability policies of Old Empire and will not discontinue coverage under those policies currently in existence 2002 Plan, p.15.

          (f) Current employees of Old Empire will be transferred to New WellChoice. As a result, all policies will initially continue to be administered by the same personnel currently administering the policies.

          (g) New Empire HMO will enter into a Management Contract with New WellChoice so that New WellChoice will be responsible for providing management and administrative services to New Empire HMO.

          (h) New Empire will enter into an Administrative Services Agreement with New WellChoice so that New WellChoice will be responsible for providing management and administrative services to New Empire.

          (i) The security deposit requirements of the BCBSA applicable to Old Empire (in lieu of participation in a State Guaranty Fund) will continue in effect with respect to New Empire. The amount of the deposit approximates sixteen percent (16%) of Old Empire's unpaid claim reserves for out-of-area services and no additional BCBSA security deposit is needed.

                    52. On the Conversion Effective Date, all of Old Empire's policies will become policies of New Empire.

                    53. Individual Direct Pay Indemnity Products. With respect to both current and future policyholders of individual Direct Pay indemnity products, beginning on the Conversion Effective Date, the 2002 Plan provides that New Empire will be subject to certain premium rate requirements of an
Article 43 (i.e., not-for-profit) corporation as they were in effect on December 31, 1999 for the three years following the Conversion Effective Date. Specifically, during this three year period, New Empire must comply with the provisions of the Sections of 4308(b), (g), (h), (j), and (to the extent a proposed premium rate increase exceeds ten percent (10%) Section 4308(c) of the Insurance Law, as in effect on December 31, 1999. 2002 Plan, p.16. New Empire may use "file and use" methodology for rate increases of up to ten percent (10%) annually, or such lower amount as may be required if Section 4308 is amended. This means that New Empire's filed rates will be deemed approved 30 days after submission so long as the policies are within the statutory minimum loss ratio of eighty percent (80%). The Superintendent's prior approval following a public hearing will be required for increases that exceed ten percent (10%) annually. At the end of the third year following the Conversion Effective Date, the premium rates for the individual Direct Pay indemnity policies, including New Empire's basic hospital and basic hospital and medical, as well as its Blue Choice indemnity products, as identified in Exhibit H to the 2002 Plan, will be subject solely to the rules applicable to Article 42 insurers, rather than those applicable to Article 43 insurers. As more fully discussed in Section VIII, certain of the rate requirements outlined above were included in the 2002 Plan in response to issues raised at the Hearing.

       54. Medicare Supplemental Policies. With respect to both current and future policyholders of individual Medicare Supplemental policies, the 2002 Plan provides that, beginning on the Conversion Effective Date, New Empire must comply with certain premium rate requirements of an Article 43 (i.e., not-for-profit) corporation as they were in effect on December 31, 1999 for the five years following the Conversion Effective Date. Specifically, during this five year period, New Empire must comply with the provisions of Sections 4308(b), (g), (h), (j), and (to the extent a proposed premium rate increase exceeds 10%) Section 4308(c) of the Insurance Law, as in effect on December 31, 1999. 2002 Plan, p. 16. New Empire may use the file and use methodology for rate increases of up to ten percent (10%) annually, or such lower amount as may be required if Section 4308 is amended. This means that New Empire's filed rates will be deemed approved 30 days after submission so long as the policies are within the statutory minimum loss ratio of eighty percent (80%). The Superintendent's prior approval following a public hearing will be required for increases that exceed 10% annually. The 2002 Plan was amended, in response to issues raised at the Hearings (see Section VIII herein), to provide that rate increases during the sixth, seventh, and eighth years following the Conversion Effective Date, may be implemented upon filing only if the medical loss ratio is at least eighty percent (80%), (which is the otherwise applicable ratio for Article 43 not-for-profit corporations) rather than the seventy-five percent (75%) minimum that would otherwise apply to file and use rate increases for Medicare Supplemental Policies issued by for-profit health insurers. For the sixth, seventh, and eighth years following the Conversion Effective Date, any applications requiring prior approval of a rate change will continue to be subject to the provisions of Section 4308(c), which requires a public hearing before the rate change can be approved. At the end of the eighth year following the Conversion Effective Date, the premium rates for the Medicare Supplemental policies will be subject solely to the rules applicable to Article 42 insurers, rather than those applicable to Article 43 insurers. 2002 Plan, p. 16.

     55. Disability Policies. New Empire has committed to continue coverage under the existing Old Empire policies. The 2002 Plan continues the rate restriction rules applicable to Medicare disability policies included in the 1999 Plan: New Empire will not increase rates by more than ten percent (10%)(or less, as required by law) in any 12-month period without the Department's prior approval.

     56. HMO Contracts. With the exception of M+C HMO contracts, all HMO contracts have been transferred to Empire's existing Article 44 HMO pursuant to a transfer agreement approved by the Department of Insurance and the Department of Health in April 2002. Holders of the non-M+C HMOs were notified by mail and given an opportunity to object to the transfer. The contracts of those who did not object were transferred to Empire's existing Article 44 HMO as of July 1, 2002. No commercial group or individual contracts were terminated, however, several Child Health Plus group contracts were terminated on August 1, 2002 as a result of objecting to the transfer.

     57. M+C HMO contracts. Prior to the Conversion Effective Date, M+C HMO contracts will be transferred in accordance with the approval of CMS through a novation whereby one party (Old Empire) is substituted by another (New Empire
HMO), and New Empire HMO will be responsible for fulfilling the obligations previously performed by Old Empire.

     58. Accident and Health Insurance. New Empire's accident and health insurance policyholders will no longer be protected by Section 4307(d), which provides that in the event of a plan's insolvency, providers may not seek payment of unpaid claims that would otherwise have been paid by the health service corporation, i.e., Old Empire. N.Y. Ins. Law (S) 4307(d) (McKinney
2000). Accordingly, in the event of insolvency, policyholders could be at risk for paying for services provided by health care providers. However, Old Empire has reached agreement with most hospitals and medical providers whereby the hospitals and medical providers will not pursue enrollees in the event of non-payment by New Empire. In addition, the 2002 Plan states that "given New Empire's growth potential and its access to equity markets, the impact of not being subject to Section 4307(d) is minimized". 2002 Plan, p. 15. Policyholders with HMO coverage will continue to be protected under Section 4307(d) of the Insurance Law.

     59. Dental Group Remittance Policies. Although Article 42 insurers do not ordinarily issue Dental Group Remittance policies, the 2002 Plan seeks the Superintendent's approval to permit New Empire to continue to administer Old Empire's currently existing remittance policies for a limited period of time after the Conversion Effective Date. New Empire will not offer any such policies for sale to new customers, and will discontinue the Dental Group Remittance policies after a reasonable time. At lease five months prior to discontinuance, New Empire will notify holders of such policies of the discontinuance and will offer a choice of group dental indemnity or managed care contracts available under its Article 42 license.

     60. New Empire and New Empire HMO (as successors-in-interest to Old Empire's business and obligations) will continue to comply, and New WellChoice will comply, to the extent applicable, with all New York State statutes, laws, and regulations, including, but not limited to the requirements of an authorized insurer proposing to cease to maintain or change its existing licensing status in New York as set forth in
Section 88.3 of Title 11 of New York Codes, Rules and Regulations, and will provide any information or reports that the Superintendent determines are necessary for the implementation of the 2002 Plan or for the protection of policyholders and claimants.

VI.  SIGNIFICANT DIFFERENCES BETWEEN THE 1999 PLAN AND THE 2002 PLAN

          61. The 2002 Plan contains a number of changes from the 1999 Plan and from the Department's Opinion and Decision issued on December 31, 1999. The 2002 Plan is a conversion of the not-for-profit Old Empire to a for-profit insurer pursuant to the Legislation. The 1999 Plan contemplated a restructuring of Old Empire to a for-profit entity by means of a transfer of assets, including the transfer of policies to subsidiary corporations. Because the 2002 Plan merely converts the existing Article 43 corporation into an Article 42 corporation, the process of transferring assets and policies will not be necessary, and the policies simply become policies of the for-profit company without transfer or interruption. The Article 42 corporation will be a wholly-owned subsidiary of New WellChoice.

          62. The 2002 Plan contains New Empire's agreement to comply with the premium rate increase provisions of Section 4308(b), (g), (h), (j), and (to the extent a proposed premium exceeds ten percent (10%)) Section 4308(c), as in effect on December 31, 1999, on all of its individual Medicare Supplemental Policies for a period of five years from the Conversion Effective Date and on its individual Direct Pay indemnity policies for a period of three years from the Conversion Effective Date. 2002 Plan, p.5. With respect to the Medicare Disability Policies, New Empire has committed to continue coverage under the existing Old Empire policies and never increase rates by more than ten percent (10%) (or less, as required by law) in any twelve-month period without the Department's prior approval. In contrast, the 1999 Plan and the 1999 Opinion and Decision provided that (a) New Empire would not increase the premium rates applicable to its Medicare Supplemental Policies for a period of two years from the Conversion Effective Date, provided, however, that it would be able to apply to the Superintendant for approval of an increase (which would be the subject of a public hearing) if it were experiencing losses on those policies; and (b) with regard to the holders of individual Direct Pay indemnity policies and Medicare Supplemental policies, New Empire would abide by the Section 4308 rules as in effect on December 31, 1999 regarding rate increases for as long as the current holders of such policies were covered under them. Both the 1999 Plan and the 2002 Plan contain New Empire's commitment to not increase rates on Medicare Disability policies by more than ten percent (10%) in any twelve-month period without the Department's prior approval.

          63. Changes in the marketplace, as well as in the regulatory environment, during the past three years necessitated revising some of the commitments Old Empire would make with respect to rates. For example, when Old Empire submitted the 1999 Plan, the 1999 rate increase rules were still in effect. Presumably, some subscribers might have enrolled in Old Empire as opposed to some other insurer in reliance on these rules. However, the 1999 rate increase rules expired January 1, 2000, and since that time, the rate increase rules have been the same for Old Empire and all other insurers in these markets (with the exception of the minimum loss ratio). Additionally, more options exist for Medicare eligible individuals, including Medicare Supplemental and M+C policies offered by other insurers and HMOs. Empire has stated that given the increased competition and rising costs of health care, restricting Empire's ability to change rates for a two year period for the individual Medicare Supplemental Policies could have significant negative financial consequences.

VII. THE HEARINGS

         64. Pursuant to Section 7317(h) of the Insurance Law, the Superintendent held two public hearings regarding the 2002 Plan within the geographic area served by Empire. The purpose of these hearings was to ensure adequate public involvement and comment. The hearings regarding the Conversion were held in New York City on August 6, 2002, and in Albany, New York on August 7, 2002 (together, the "Hearings"), and were conducted by the Superintendent and a panel of Department representatives. Testimony was presented by officers of Empire, who also answered questions raised by the Department. Elected officials and members of the public, including providers, subscribers, and representatives of approximately 16 consumer advocacy groups, presented oral and/or written testimony at the Hearings. The public record was kept open for at least twenty days after the Hearings so that members of the public would have the opportunity to submit additional written testimony. The Department received over 500 written comments to the 2002 Plan and has responded to most of those comments. The Hearings were also attended by the Department's financial and legal advisors.

         65. Notice of the Hearings was provided throughout the geographic arca affected by the 2002 Plan. A notice of hearing was published in the State Register in accordance with the provisions of the New York State Administrative Procedure Act. Notices approved by the Superintendent were also placed in newspapers of general circulation, and electronic notices were posted on the internet. The notice set forth the date, time, place, and purpose of the Hearings and offered the public the opportunity to obtain a copy of the 2002 Plan. Old Empire notified contractholders, subscribers and enrollees, as well as participating providers of health care services under Old Empire's health plans, in writing of the application and hearings.

         66. The 2002 Plan and the supporting material are deemed to be public records and were made available to the public for inspection in accordance with
Section 7317(h). The Superintendent ensured that transcripts were made of each Hearing, and that such transcript and any submitted written comments became public records. As required by Section 7317(h), the Superintendent promptly provided copies of the Hearing transcripts to the Commissioner of Health.

         67. On September 26, 2002, Old Empire filed an amended version of the 2002 Plan to incorporate certain changes requested by the Superintendent in response to comments received at the Hearing. The Superintendent has determined that such changes are not materially adverse to the interests of policyholders, subscribers, or enrollers, and, therefore, no additional hearings were necessary to be held. N.Y. Ins. Law (S) 7317(h).

VIII. REVISIONS TO THE 2002 PLAN (AS RE-FILED SEPTEMBER 26, 2002) MADE IN RESPONSE TO ISSUES RAISED AT THE HEARINGS

         68. The 2002 Plan, as re-filed with the Department on September 26, 2002, contains revisions made in light of issues discussed at the Hearings. The most prevalent issues regarding the proposed Conversion raised at the Hearings included (i) the independence of the Board of New WellChoice; (ii) executive compensation in the form of options; and (iii) the limitations on rate increases and changes to the medical loss ratio to which an Article 42 corporation is subject versus an Article 43 corporation, especially with respect to Medicare Supplemental policies. In response to the concerns voiced at the Hearings, the Department required Old Empire to submit revisions to the 2002 Plan, to clarify its obligations as set forth in the 2002 Plan and to extend policy/contractholder protections. Since the changes to the 2002 Plan were not materially adverse to the interests of policyholders, subscribers, or enrollees, no additional hearings were held.

        A.   Independence of the Board of Directors.

        69. Members of the boards of New WellChoice and New Empire will be subject to the review of the Superintendent, who is authorized to remove any such directors if they are deemed untrustworthy. N.Y. Ins. Law (S)(S) 1506(c), 7402(n). The 2002 Plan states that "it is anticipated that initially, the membership of the Board of New WellChoice will be similar to the membership of the current Board of Old Empire, subject to the approval of the Superintendent". 2002 Plan, p. 17. One of the changes made to the 2002 Plan in light of the Hearings was to add a provision that the Board composition will be subject to a requirement that a minimum of seventy-one percent (71%) of the members of the Board of New WellChoice will be "independent" for six (6) years following the Conversion Effective Date, pursuant to the proposed requirements of The New York Stock Exchange, as submitted to the Securities and Exchange Commission on August 16, 2002, or in accordance with such requirements as may subsequently be adopted. In addition, two directors of Old Empire who currently do not qualify as independent under the New York Stock Exchange requirements and are eligible for reelection in 2003 will not be re-nominated. Two new individuals who meet the independence criteria under the New York Stock Exchange requirements will be nominated. After the six year period, New WellChoice will comply with applicable Federal and State laws, regulations and New York Stock Exchange requirements relating to the independence of directors. Finally, so long as the Fund owns five percent (5%) or more of the outstanding capital stock of New WellChoice, for up to five years from the Conversion Effective Date, the Fund will have the right to propose a slate of individuals from which the Board of Directors of New WellChoice will ultimately choose one to serve as a member of the Board.

                B.  Compensation

                70. Another change made to the 2002 Plan in response to the Hearings was the length of time that must elapse after the Conversion Effective Date before New WellChoice can issue to any employee or director any stock option, warrants or stock appreciation rights of New WellChoice. The Legislation restricts New WellChoice from issuing to any employee or director any stock option, warrants or stock appreciation rights of New WellChoice for a six month period following the Conversion Effective Date. N.Y. Ins. Law (S) 7317(g). The 2002 Plan was revised to increase the restriction from six months to twelve months.

                C.  Rates and Minimum Loss Ratios

                71. As set in the 2002 Plan, for the five year period following the Conversion Effective Date, New Empire must comply with the provisions of Sections 4308(b),(g),(h),(j), and (to the extent a proposed premium rate increase exceeds ten percent (10%)) Section 4308(c) of the Insurance law, as in effect on December 31, 1999. 2002 Plan, p.16. New Empire may use the "file and use" methodology for rate increases of up to ten percent (10%) annually, or such lower amount as may be required if Section 4308 is amended. The Superintendent's prior approval following a public hearing will be required for increases that exceed ten percent (10%) annually. With respect to Medicare Supplemental policies, Old Empire strengthened the protection against lowering the medical loss ratio by requiring that, for the eight years (rather than five) following the Conversion Effective Date, the medical loss ratio must be at least eighty percent (80%), which is the otherwise applicable ratio for Article 43 insurers, rather than seventy-five percent (75%), as would otherwise apply to "file and use" rate increases applicable to an Article 42 insurer. At the end of the eighth year after the Conversion Effective Date, the premium rates for Medicare Supplemental policies will be subject solely to the rules applicable to
Article 42 insurers, rather than those applicable to Article 43 insurers.

         72. In addition, in response to issues raised at the Hearings, the 2002 Plan was revised to provide that individual Direct Pay indemnity products would be subject to certain "file and use" requirements otherwise applicable to
Article 43 insurers for the first three years after the Conversion Effective Date. During this three year period, New Empire must comply with the provisions of the Sections of 4308(b), (g), (h), (j), and (to the extent a proposed premium rate increase exceeds ten percent (10%)) Section 4308(c) of the Insurance Law, as in effect on December 31, 1999. 2002 Plan, p. 16. New Empire may use "file and use" methodology for rate increases of up to ten percent (10%) annually, or such lower amount as may be acquired if Section 4308 is amended. The Superintendent's prior approval following a public hearing will be required for increases that exceed ten percent (10%) annually. At the end of the third year following the Conversion Effective Date, the premium rates for the individual Direct Pay indemnity policies will be subject solely to the rules applicable to
Article 42 insurers, rather than those applicable to Article 43 insurers.

IX. STATUTORY AUTHORIZATION AND STANDARDS

         73. The applicant must be an Article 43 corporation which was the subject of an initial opinion and decision issued by the Superintendent on or before December 31, 1999, as the same may be amended, seeking to convert into a corporation or other entity organized for pecuniary profit or into a for-profit organization of any kind. N.Y. Ins. Law (S) 7317(a)(i).

         74. To be approved, the 2002 Plan is to include all items and address all issues as may be required by the Superintendent in order to assure him that the Conversion:

             (a) will not adversely affect the applicant's contractholders or members;

          (b) will protect the interests of, and will not negatively impact on, the delivery of health care benefits and services to the people of the State of New York; and

          (c) results in the fair, equitable and convenient winding down of the business and affairs of the applicant.

N.Y. Ins. Law (S) 7317(b).

     75. The mandates of Section 7317 supercede all otherwise applicable laws and legal requirements. N.Y. Ins. Law (S) 7317(f)(ii). Compliance with Sections 7317 (describing the Conversion) and 4301(j) (establishing the Public Asset
Fund) is deemed to constitute compliance with and supercedes all such other legal requirements, including, but not limited to, statutory, common law and other requirements relating to not-for-profit corporations and fiduciary requirements of the Board of Directors of Old Empire. Id. In addition, a transaction approved by the Superintendent will be deemed for all purposes to be a transaction that is fair and reasonable to an applicant and to promote the purposes of that applicant, and use of proceeds as described in Section 7317 shall be deemed for all purposes to be a use for a purpose that is consistent with and as near as may be to the purposes for which the applicant was originally organized and subsequently operated. Id.

     A.   Acquiring Control of a Domestic Insurer by New WellChoice

     76. Pursuant to Section 1506 of the Insurance Law, no person, other than an authorized insurer, may acquire control of any domestic insurer, whether by purchase of its securities or otherwise, unless: (1) it gives twenty days' written notice to the insurer, or such shorter period of notice as the Superintendent permits, of its intention to acquire control, and (2) it receives the Superintendent's prior approval. N.Y. Ins. Law (S) 1506(a) (Mckinney 2002).

         77. The Superintendent shall disapprove such acquisition if he determines, after notice and an opportunity to be heard, that such action is reasonably necessary to protect the interests of the people of New York. N.Y. Ins. Law (S) 1506(b). The following factors may be considered in making such determination: (1) the financial condition of the acquiring person and the insurer; (2) the trustworthiness of the acquiring person or any of its officers or directors; (3) a plan for the proper and effective conduct of the insurer's operations; (4) the source of the funds or assets for the acquisition; (5) the fairness of any exchange of shares, assets, cash or other consideration for the shares or assets to be received; (6) whether the effect of the acquisition may be substantially to lessen competition in any line of commerce in insurance or to tend to create a monopoly therein; and (7) whether the acquisition is likely to be hazardous or prejudicial to the insurer's policyholders or shareholders. Id.

         78. The Superintendent may determine upon application that any person does not or will not upon the taking of some proposed action control another person. N.Y. Ins. Law (S) 1501(c).

         79. Section 98-1.10 of Title 10 of the New York Code of Rules and Regulations provides that the Commissioner of the New York State Department of Health and the Superintendent must approve certain transactions between a controlled Article 44 HMO and any member of its holding company system, including sales, purchases, exchanges, investments or rendering of services on a regular or systematic basis the aggregate of which involves 10% or more of such HMOs admitted assets at last year-end. N.Y. Comp. Codes R. & Regs. tit. 10,
(S) 98-1.10 (2001). The transaction must be fair and equitable to the HMO at the time of the transaction, charges or fees for services performed must be reasonable, expenses incurred and payments received must be allocated to the HMO on an equitable basis in conformity with customary accounting practices consistently applied, and the books, accounts and records of each party to the transaction must clearly and accurately disclose the nature and details of the transactions. Id.

         B.  Merger of Article 42 Company

         80. The merger of one Article 42 company into another will be approved upon the Superintendent's satisfaction that the proposed merger complies with
Article 71 of the Insurance Law, is fair and equitable, does not tend to substantially lessen competition in any line of insurance or tend to create a monopoly therein, and is not inconsistent with law. N.Y. Ins. Law (S)(S) 7105 (McKinney 2002).

         C. Transfer of the Proceeds of the Sale to the Fund and the Charitable Organization.

         81. Section 4301(j)(4)(A) of the Insurance Law requires that the Public Asset (which is defined in Section 4301(j)(3) as ninety-five percent (95%) of the fair market value of the converted corporation) be transferred to the Fund pursuant to Section 7317(e) of the Insurance Law. N.Y. Ins. Law (S) 4301(j)(4)(A). Section 7317(k)(l) of the Insurance Law establishes the Charitable Organization for the purpose of receiving the charitable asset (which is defined as five percent (5%) of the fair market value of the converted corporation). N.Y. Ins. Law (S) 4301(j)(5).

         D.  Dividend

         82. The proposed dividend payment of $225 million to New WellChoice is subject to the Department's approval and must meet the statutory requirements regarding dividends applicable to Article 42 insurers. N.Y. Ins. Law (S) 4207 (McKinney 2002).

X. SUPERINTENDENT'S DETERMINATION

         Pursuant to Section 7317 of the Insurance Law, based upon the Superintendent's review of the 2002 Plan, the Legislation, the advice, opinions, and evaluations of the

Department's advisors, the testimony taken at, and written materials submitted in connection with, the Hearings and such other documents and information as deemed appropriate, and in reliance upon the agreements, the accuracy of the representations, and fulfillment of the commitments made by Empire, it is hereby concluded, decided, and directed as follows:

               A. Old Empire is Qualified to Submit the 2002 Plan Pursuant to the Legislation.

               83. The Superintendent issued an initial opinion and decision on December 29, 1999 in response to the Plan of Restructuring filed by Old Empire on July 29, 1999 and amended on November 11, 1999. Thus, Old Empire meets the definitional requirement of Section 7317 for submitting a proposed plan.

               B. The 2002 Plan Will Not Adversely Affect the Applicant's Contractholders or Members.

               84. The 2002 Plan ensures that the Conversion will not adversely affect the interests of policyholders. All insurance policies will continue in effect without interruption. Moreover, the Conversion itself will not result in any changes in benefits or increase in premiums. The policies are being amended to substitute New Empire for Old Empire. Empire has developed a plan for outreach for its customers, including making information available on its website, in member newsletters and mailings, and providing a toll free number for its customers' questions. Further, there will be restrictions on rate increases for Medicare Disability Policies, Medicare Supplemental Policies, and individual Direct Pay indemnity policies, as more fully set forth in paragraphs 53, 54, and 55. Empire has also agreed that existing Medicare Disability Policies will continue in effect and coverage under these policies will not be discontinued. 2002 Plan, p. 15.

               85. Since the policies continue without change or interruption, the benefits provided to existing policyholders under their New Empire policies will be identical, continuous and uninterrupted, 2002 Plan, p. 15. As noted in Paragraph 58, the only material change to New Empire policyholders is that they will no longer be protected by
Section 4307(d) of the Insurance Law, which provides that in the event of a plan's insolvency, a provider may not seek payment of unpaid claims that would otherwise have been paid by the plan. However, most hospitals and medical providers have agreed to not seek payment from policyholders.

          C. The 2002 Plan Will Protect the Interests of and Will not Negatively Impact on the Delivery of Health Care Benefits to the People of the State of New York.

          86. The Conversion Will Transfer 100 Percent of the Fair Market Value of Old Empire to the Fund and Charitable Organization. Under Section 4301, the "Public Asset", defined as those assets representing ninety-five percent (95%) of the fair market value of the corporation being converted, will be transferred to the Fund established pursuant to Section 7317(e). N.Y. Ins. Law
(S) 4301(j)(3). The amendment to Section 4301 also establishes a "Charitable Asset", defined as "assets representing five percent of the fair market value of the corporation seeking to convert into a corporation or other entity organized for pecuniary profit". N.Y. Ins. Law (S) 4301(j)(5). The Charitable Organization will be established for the purpose of receiving the charitable asset. N.Y. Ins. Law (S) 7317(k)(1). Under the 2002 Plan, in accordance with the Legislation, one-hundred percent (100%) of the fair market value of Old Empire will be transferred to the Fund and the Charitable Organization, in the ratio required by the Legislation, through a series of steps, including the IPO.

          87. The Conversion Will Enable Empire to Sustain Itself as a First-Tier Competitor. The health insurance/managed care industry has witnessed a trend toward consolidation and concentration, with a few large insurers and managed care organizations now controlling a sizable share of the New York market. Although Old Empire has lost subscribers over the years, it still, with its remaining 3.3 million subscribers, remains a significant player in the industry. The 2002 Plan allows Old Empire to access capital through the equity markets and to stabilize and increase its membership. Maintaining another viable competitor in the market, particularly one of Old Empire's stature, fosters competition which, in turn, encourages better pricing and services for consumers. Accordingly, it is the consumer who stands to benefit most directly by the continued market presence of a strong New Empire.

         88. On the other hand, if the company declined into a "second tier" competitor, competition in the industry would likely be harmed. Indeed, the loss of a key competitor such as Empire could have a detrimental effect on competition and, ultimately, consumers. The New York State health insurance market has a number of for-profit and not-for-profit competitors. Only continued aggressive competition among financially strong health insurers will keep premium rates competitive for consumers and will lead to continued efforts by companies to promote efficiencies, develop new products, and focus on outcomes and the quality and cost-effectiveness of care received by subscribers.

         89. While not directly relevant to the decision herein, it should also be noted that the failure of Empire to succeed as a competitor could lead to the loss of jobs for its more than 6,000 employees. 2002 Plan, p. 13.

         90. Access to the Equity Capital Markets Will be Beneficial to Empire. In converting to a for-profit entity and accessing the public equity markets, Empire will benefit by increasing its capital raising alternatives to finance investments in systems and infrastructure and being better positioned to participate in the potential future consolidation of the industry. Large commercial insurers and managed care organizations have recognized both the importance of capital investments to improve services to customers, as well as the ability to engage in mergers and acquisitions in order to achieve greater economies of scale.

         91. To stay competitive in the health insurance/managed care industry, Empire may have to make meaningful capital investments in developing new products and services, as well as in improved information systems in order to better serve its current and future customer base. Better information systems should facilitate the development of more competitively priced products. Access to the equity capital markets will be beneficial to Empire in its ability to meet any future anticipated and unanticipated capital needs.

         92. Empire will benefit from its ability to engage in strategic transactions including possible acquisitions of other plans in order to achieve greater economies of scale. Spreading fixed administrative costs over a broader membership may allow for the achievement of higher operating margins and improved ability to withstand potential competitive price pressures. Post IPO, as a public company, Empire should be able to use its publicly traded stock as an acquisition currency, which will broaden Empire's range of financing options in exploring possible acquisition opportunities.

         93. The Department's financial advisor, Merrill Lynch, has performed various financial analyses and reviewed various financial materials relating to Empire, the 2002 Plan, and the Conversion, as it deemed appropriate. The Superintendent has received an opinion, delivered on the date of the Opinion and Decision, from Merrill Lynch, with respect to certain financial aspects of the Conversion. Merrill Lynch will provide an opinion at the time of the Conversion Effective Date as to the fairness, from a financial point of view, of the aggregate consideration to be received in the Conversion by the Charitable Organization and the Public Asset Fund, taken together. The Superintendent also considered Empire's representations and reviewed the analysis of its financial advisors.

          D. The 2002 Plan Will Result in the Fair, Equitable and Convenient Winding Down of the Business and Affairs of the Applicant

          94. Because Old Empire is converting into an Article 42, rather than dissolving, its business affairs will not be wound down as they would in a liquidation and dissolution. Further, as set forth in the Transfer Agreement, attached to the 2002 Plan as Appendix J, certain assets and liabilities will be transferred to New WellChoice. As part of the Conversion, Old WellChoice, a holding company, will be liquidated in accordance with the provisions of the Insurance Law.

          E. Empire Has All Requisite Corporate Power and Authority to Perform its Obligations under the 2002 Plan

          95. Empire has all requisite corporate power and authority to perform its obligations under the 2002 Plan. In addition, the submission of the 2002 Plan, as amended and re-filed with the Department on September 26, 2002, and the performance of the obligations contained therein have been duly authorized by Old Empire's Board of Directors.

          F.   Holding Company Transaction

          96. On October 3, 2002, the Fund applied to the Superintendent for a determination under Section 1501(c) of the Insurance Law that it not be deemed a "controlling person". Upon the transfer by the Fund and the Charitable Organization to Holdings of their stock of Converted Old Empire for stock of New WellChoice, the Fund could be deemed to have acquired a controlling interest in New WellChoice, a holding company under the Insurance Law. The Superintendent will consider the application under the guidelines of Article 15 of the Insurance Law.

          G.   Department of Health Approval

          97. The Superintendent must receive the written consent of the Commissioner of the Department of Health as to those elements of the plan of Conversion which are under the

Commissioner's jurisdiction with respect to the applicant's certificate of authority under Article 44 of the PHL. N.Y. Ins. Law (S) 7317(d)(i). Such written consent was received on October 8, 2002.

       H.   Written Undertaking

       98. Old Empire delivered to the Superintendent, at the time of submitting the 2002 Plan, a satisfactory written undertaking signed by Old Empire (and such other persons as the Superintendent may have required) specifying the manner in which all costs and expenses incurred in any manner in connection with the 2002 Plan will be paid or reimbursed. The undertaking provides for the payment or reimbursement or all expenses incurred by the Superintendent or the Department of Insurance in connection with the 2002 Plan, other than its normal operating expenses. N.Y. Ins. Law (S) 7317(j).

       I.   Policies

       99. The Department has reviewed and approved the new policies submitted by New Empire, in accordance with Section 3201 of the Insurance Law.

       100. The Department and/or the Commissioner of the Department of Health, as applicable, have reviewed and approved the new policies and amendments to policies submitted on behalf of New Empire HMO.

       101. The Department and/or the Commissioner of the Department of Health, as applicable, have reviewed and found acceptable the forms of notices to be sent to policyholders which contain information on the material terms of the Conversion.

       J.   Public Asset Fund Agreements

       102. As outlined in the 2002 Plan, as part of the Conversion and the IPO, New Wellchoice, the Fund and the Charitable Organization will enter into a Voting Trust and

Divestiture Agreement and a Registration Rights Agreement, which agreements have been reviewed by the Superintendent in their current form.

          K.    1999 Plan

          103. The Legislation provides that the Superintendent may deem sufficient and as meeting all legal requirements any or all portions of the conversion transaction completed by Empire which was the subject of an initial opinion and decision issued by the Superintendent on or before December 31, 1999, as the same may be amended. N.Y. Ins. Law (S) 7317(d)(ii). To the extent the analyses and conclusions drawn in the 1999 Opinion and Decision with respect to the 1999 Plan are relevant for the Superintendent's review of the 2002 Plan, such portions of the 1999 Plan are deemed sufficient and as meeting all legal requirements.

ORDER

          104. For the reasons set forth herein, the Superintendent concludes that the proposed Conversion is in compliance with the Legislation and does not violate any applicable laws or regulations. The proposed Conversion will not adversely affect the applicant's contractholders or members; will protect the interests of, and will not negatively impact on the delivery of health care benefits and services to, the people of the state of New York; and will result in the fair, equitable and convenient winding down of the business and affairs of the applicant. After giving effect to the Conversion, the converted corporation will have an amount of capital and surplus reasonably necessary for its future solvency. Based on such findings, the Superintendent hereby approves the 2002 Plan in accordance with Section 7317(f) of the Insurance Law.

          105. The foregoing conclusions shall be subject to the following, which, if not met prior to the Conversion Effective Date shall render this Opinion and Decision and the approval of the Plan set forth herein null and void of no further force and effect, unless an amended Opinion and Decision is hereafter issued:

         106. The approval of the Superintendent of the terms and provisions of the underwriting agreements entered into by Old Empire in connection with the IPO and any amendments thereto, including, without limitation, the initial price per share of the common stock, and the aggregate size of the IPO, in accordance with the 2002 Plan.

         107. The approval of CMS with respect to the novation of the M+C HMO contracts.

         108. The approval of the Commissioner of the Department of Health of a Management Services Agreement between New Empire HMO and New WellChoice, in accordance with the standards of Sections 98.-1.10(d) and 98-1.11(h) of Title 10 of the New York Code of Rules and Regulations.

         109. The approvals of the Superintendent and the Commissioner of the Department of Health of a Tax Allocation Agreement among New Empire, New Empire HMO, New WellChoice, and WellChoice Insurance of New Jersey, Inc,. in accordance with the standards of Section 1505 of the Insurance Law and Part 98 of Title 10 of the New York Code of Rules and Regulations.

         110. The approval of the Superintendent of an Administrative Services Agreement between New Empire and New WellChoice, in accordance with the standards of Section 1505 of the Insurance Law.

         111. The approval of the Superintendent, pursuant to Section 1501(c) of the Insurance Law, and the approval of the Commissioner of the Department of Health, pursuant to Section 98.-1.10(c) of Title 10 of the New York Code of Rules and Regulations, of the application submitted pursuant to Section 1501(c) of the Insurance Law by the Fund for a determination that it not be deemed a "controlling person".

         112. The approval of the Superintendent of the acquisition of control of New Empire by New WellChoice and Holdings under Section 1506 of the Insurance Law, and the approval of the Commissioner of the acquisition of control of New Empire HMO by New WellChoice and Holdings under Section 98.-1.10(c) of Title 10 of the New York Code of Rules and Regulations.

         113. The approval of the Superintendent of the schedule of assets and liabilities to be attached to and part of the Transfer Agreement between New Empire and New WellChoice which has been approved in accordance with Section 1505(c) of the Insurance Law. 2002 Plan, Exhibit J.

         114. The approval of the Superintendent of the $225 million dividend, or such lesser amount as the Superintendent may approve, to be paid by New Empire to New WellChoice in accordance with Section 4207 of the Insurance Law.

         115. The approval of the merger of Assurance into Converted Old Empire in accordance with Article 71 of the Insurance Law.

         116. The approval of the Superintendent of the continuation of Old Empire's Group Dental Remittance policies by New Empire for a limited period of time and the subsequent discontinuance of such policies.

         117. The sale of the common stock pursuant to the IPO shall occur within one year from the date of this Opinion and Decision. If it has not, the Opinion and Decision and the approval of the 2002 Plan set forth herein shall be null and void and no further force and effect unless an amended Opinion and Decision is issued.

        Pursuant to Section 7317 of the Insurance Law, the foregoing constitutes the opinion and decision of the Superintendent and his final determination of the matters contained herein, and the 2002 Plan shall be effected as filed on September 26, 2002. Pursuant to Section 7317(f)(i) of the Insurance Law, no further authorizations or approvals are required.

Dated: October 8, 2002
       New York, NY

                                         /s/ Gregory V. Serio
                                         -----------------------------
                                         Gregory V. Serio
                                         Superintendent of Insurance